Get Mazzy LLC (the "Company") a Colorado Organization

Financial Statements

As of inception – July 31, 2024

Get Mazzy LLC
Balance Sheet

Balance Sheet	Jul 31, 2024

Assets

Current assets:

Cash and cash equivalents	
Accounts receivable	
Prepaid expenses and other assets	
Total current assets	**$0.00**
Property and equipment - net	
Total assets	**$0.00**

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	
Accrued expenses	
Deferred revenue and other liabilities	
Total current liabilities	**$0.00**
Convertible notes (if any)	
Other long term liabilities	
Total liabilities	**$0.00**

Stockholders' Equity:

Total value of common stock issued	
Total value of preferred stock issued	
SAFE - future equity obligation	
Additional paid-in capital	
Total stockholders' equity:	**$0.00**
Total liabilities and stockholders' equity:	**$0.00**

Unaudited

Get Mazzy LLC
Income Statement

Income Statement	Year Ended Jul, 2024
Revenue - net	
Cost of revenue	
Gross profit/loss	$0.00
Operating expenses	
Operating profit/loss	$0.00
Other income/expense	
Net profit/loss	$0.00

Get Mazzy LLC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Jul, 2024
Cash flows from operating activities	
Cash flows from financing activities	
Cash flows from investing activities	
Cash at beginning of period	
Net increase/decrease in cash	$0.00
Cash at the end of period	$0.00

Get Mazzy LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Jul, 2024
Opening Balance	$0.00
Net profit/loss	$0.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	$0.00

Get Mazzy LLC
Notes to the Financial Statements
May 17, 2024 (inception) - July 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Get Mazzy LLC (the "Company") is an organization formed in May 2024 under the laws of Colorado.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.